 Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd., Tel Aviv 6473307, Israel

May 7, 2014

Dear Shareholder:

You are cordially invited to attend a Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. to be held at 4:00 p.m., Israel time, on Thursday, June 12, 2014, at the Company’s offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel.

You will be asked at this meeting to take action on the matter set forth in the attached Notice of Special General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all nominees for external directors to the Company's Board of Directors and the approval of their terms of office.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on May 12, 2014, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff

ALLEN BAHARAFF

Chief Executive Officer

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Galmed Pharmaceuticals Ltd.

Notice of A Special General Meeting of Shareholders

To be Held on June 12, 2014

Notice is hereby given that a Special General Meeting of the Shareholders (the “Special Meeting” or the “Meeting”) of Galmed Pharmaceuticals Ltd. (the “Company”), an Israeli company, will be held at the Company’s offices at 8 Shaul Hamelech Blvd., Tel Aviv, Israel, on Thursday, June 12, 2014 at 4:00 p.m.(Israel time).

The agenda for the Special Meeting is to elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as external directors of the Company in accordance with the provisions of the Israel Companies Law, 5759–1999, each for a period of three years commencing as of the date of the Meeting, and to approve their terms of office as set forth in the proxy statement.

Shareholders of record at the close of trading on the Nasdaq Capital Market on May 12, 2014 (the “Record Date”) are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Tuesday June 17, 2014, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company on the Record Date.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it as promptly as possible in the enclosed stamped envelope. No postage is required if mailed in the United States.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

By Order of the Board of Directors,

/s/ Chaim Hurvitz
CHAIM HURVITZ
Chairman of the Board

/s/ Allen Baharaff
ALLEN BAHARAFF
Chief Executive Officer

Tel Aviv, Israel

May 7, 2014

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GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd., Tel Aviv 6473307, Israel

PROXY STATEMENT

Special General Meeting of Shareholders

The enclosed proxy is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at a Special General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 8 Shaul Hamelech Blvd., Tel Aviv, Israel, on Thursday, June 12, 2014 at 4:00 p.m. (Israel time), or at any postponement or adjournment thereof.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on May 12, 2014 (the “Record Date”).

As of May 1, 2014 the Company had outstanding 11,100,454 ordinary shares, par value of 0.01 New Israeli Shekels (“NIS”) per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matter to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to June 17, 2014, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company on the Record Date.

Required Vote and Voting Procedures

The proposal set forth in the accompanying Notice of Special General Meeting of Shareholders (the “Notice”) to be presented at the Meeting, requires the affirmative vote of the holders of a simple majority of the Ordinary Shares represented at the Meeting in person, by proxy or by proxy card, and voting thereon, provided that: (i) the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder, who are present and voting (abstentions are disregarded); and (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder who are present and voting against the election hold 2% or less of the voting power of the Company (such majority, determined in accordance with clause (i) or (ii), shall be referred to hereinafter as a "Special Majority").

Please note:

Pursuant to the Israel Companies Law, 5759-1999, as amended (the "Companies Law"), in order for your vote to be counted with respect to the matters on the agenda, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matter on the agenda:

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•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a "Relative");

•	any entity in which you or a Relative of yours hold 5% or more of such entity's outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

In the attached proxy card you will be requested to indicate whether you are a "controlling shareholder" of the Company or whether you have, or any of the persons or entities described above has, a "personal interest", with respect to the matter on the agenda.

If you have not affirmatively indicated on the attached proxy card that you are a "controlling shareholder" of the Company or that you have, or that any of the persons or entities described above has, a "personal interest", your signature on the attached proxy card will certify that you are not a "controlling shareholder" of the Company and that none of the persons or entities described above, including you, has a "personal interest" in the matter on the agenda.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Tel Aviv 6473307, Israel, Attention: Director of Operations, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 77 Spruce St., Suite 201, Cedarhurst, New York 11516, not less than 72 hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Tel Aviv 6473307, Israel, Attention: Director of Operations, or at the offices of the Company’s transfer agent at 77 Spruce St., Suite 201, Cedarhurst, New York 11516, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above, with respect to a proxy, not less than four hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice. The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

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BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 2, 2014 concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding ordinary shares; and (ii) the number of outstanding ordinary shares beneficially owned by members of the Board and other Office Holders of the Company as a group. The term "Office Holder", as defined in the Companies Law, means a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, as well as a member of the Board or a manager directly subordinate to the general manager or the chief executive officer.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership

Allen Baharaff (1) (3)	4,093,335	34.76%
Chaim Hurvitz (2)	953,874	8.59%
Directors and other Office Holders as a group (9 persons) (3)	5,181,766	43.65%

(1)	Ordinary Shares beneficially owned consist of (i) 3,416,823 Ordinary Shares and (ii) options to purchase 676,512 shares that are exercisable as of, or will become exercisable within 60 days of, May 1, 2014. Allen Baharaff’s holdings in the Company are through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel. Mr. Baharaff is the controlling shareholder in G. Yarom Medical Research Ltd. and the chairman of its board of directors.

(2)	Ordinary Shares beneficially owned consist of (i) 776,385 Ordinary Shares held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Chaim Hurvitz is the controlling shareholder and the chairman of its board of directors, (ii) and 177,488 Ordinary Shares held directly by Mr. Hurvitz.

(3)	All included options are exercisable as of, or will become exercisable within 60 days of, May 1, 2014.

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PROPOSAL

Election OF EXTERNAL DIRECTORS

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public or that are publicly traded outside of Israel, which we refer to as a public company, are required to appoint at least two natural persons as “external directors.”

Generally, a nominee to serve as an external director must meet certain non-affiliation criteria, as set forth in the Companies law, such that no person may be appointed as an external director if such person is a controlling shareholder, a Relative of a controlling shareholder or if such person, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation, directly or indirectly, with the company to whose board of directors the external director is proposed to be appointed or with any controlling shareholder of such company, including the receipt, directly or indirectly, of any compensation or benefit from the company or its controlling shareholder.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated under the Companies Law, provided that at least one of the external directors has financial and accounting expertise. The Board has determined that, the external director designee who qualifies to have financial and accounting expertise is Ms. Yaron-Eldar, who also qualifies as an audit committee financial expert pursuant to the applicable rules of the U.S. Securities and Exchange Commission, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules. The Board has also determined that Mr. Sidransky qualifies as a professional expert with the professional qualifications required by the regulations promulgated under the Companies Law. The Board affirmatively determined that both Ms. Yaron-Eldar and Mr. Sidransky are “independent” under the Companies Law and under the Nasdaq Capital Market independence standards.

The Companies Law provides that external directors are to be elected for a term of three years at the general meeting of shareholders by a Special Majority and under certain circumstances, external directors may be generally re-elected for two additional terms of three years each. However, under regulations promulgated pursuant to the Companies Law, public companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms, subject to certain circumstances set forth therein.

Following termination of service of an external director and until the lapse of two years from termination, external directors and their Relatives are subject to certain restrictions, including with respect to serving as Office Holders of the Company and receiving benefits in connection therewith, as well as receiving payments from and providing professional services to the Company, a controlling shareholder thereof and any entity controlled by a controlling shareholder of the Company. External directors may be dismissed from office solely as provided for in the Companies Law.

Under the Companies Law, each committee of the board that is authorized to exercise powers of a company's board of directors must include at least one external director. The audit and remuneration committees of a company’s board of directors must include all of such company’s external directors. Upon shareholder approval of his election, Mr. Sidransky will replace Mr. Marth as a member of the Company’s Audit Committee and Remuneration Committee.

The compensation of external directors is subject to the provisions of regulations promulgated under the Companies Law currently governing the terms of compensation of external directors (the “Compensation Regulations”) which provide that the total fees payable to each of the external directors, on an annual basis, shall not be less than the Minimum Amount (as such term is defined in the Compensation Regulations and under the rates applicable to the Company as detailed therein). As of the date of the Notice, the annual and per meeting Minimum Amount that must be paid to the external directors is approximately NIS37,115 and NIS1,860, respectively (or approximately US$10,733 and US$538 respectively, based on the exchange rate reported by the Bank of Israel on May 2, 2014 of NIS 3.4580 = $1.00). According to the Compensation Regulations, the Minimum Amounts are adjusted twice annually based on the Israeli Consumer Price Index. The external directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees.

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The Remuneration Committee and the Board had resolved to approve that in connection with their service as external directors, including, but not limited to, their participation in meetings of the Board and its committees, the Company’s external directors will receive, in lieu of the Minimum Amount, the same compensation as other members of the Board. At the 2014 Annual Shareholders Meeting, which was held on February 21, 2014 (the “2014 Annual Meeting”), the Company’s shareholders approved the payment of an annual director’s fee of $30,000, plus VAT, if applicable, payable to each director quarterly at the end of each quarter. If during their term as external directors, the Company increases the remuneration payable to any “other directors” (as defined in the Compensation Regulations) or grants options to purchase Ordinary Shares or other share-based remuneration to “other directors”, each external director will be entitled, without further approval, to receive additional remuneration or options, if necessary, such that his or her annual compensation will be equivalent to the average annual compensation payable to such “other directors”. If the external directors are entitled to additional options (or other share-based remuneration), the Company must grant such options (or other share-based remuneration) to purchase such number of Ordinary Shares equal to the average number of Ordinary Shares underlying the options (or other stock-based remuneration) granted to the “other directors” and on substantially similar terms.

Each external director would also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company, as previously approved by the Company's shareholders at the 2014 Annual Meeting.

In accordance with the Companies Law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. Each of the external director nominees set forth herein has declared in writing of his or her requisite skills and expertise and their sufficient time to devote for their duties as directors of the Company.

In accordance with the Companies Law, and based on statements submitted by Ms. Tali Yaron-Eldar and Mr. David Sidransky to the Company, the Board, after discussing and reviewing their qualifications to serve as external directors, has found that each of Ms. Yaron-Eldar and Mr. David Sidransky is qualified to serve as an external director of the Board.

The nominees for election as external directors

Tali Yaron-Eldar, an external director nominee of the Board since the consummation of the Company’s initial public offering in the first quarter of 2014, is an Israeli attorney specializing in taxation. Ms. Yaron-Eldar co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices, in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company and she has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Alliance Tire Company Ltd., Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd. and Tadea Technological Development and Automation Ltd. Ms. Yaron-Eldar holds an M.B.A. specializing in finance from Tel Aviv University which was awarded in 1995 and an LL.B. from Tel Aviv University which was awarded in 1987. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

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David Sidransky, M.D., is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer.  He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University.  He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 450 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology and Tamir Biotechnology and is on the board of directors of Rosetta Genomics Ltd., Immune Pharmaceuticals Inc., Celsus Therapeutics Plc and Advaxis, Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In Addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

  to elect Ms. Tali Yaron-Eldar as an external director of the Company for a term of three years commencing as of the date of the Meeting, and to approve her terms of office as described above.
  to elect Mr. David Sidransky, M.D., as an external director of the Company for a term of three years commencing as of the date of the Meeting, and to approve his terms of office as described above.”

Each of the resolutions above will be voted upon separately at the Meeting.

The approval of each of the above resolutions requires approval by a Special Majority.

The Board recommends a vote FOR approval of the proposed resolutions.

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OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Chaim Hurvitz

CHAIM HURVITZ

Chairman of the Board

/s/ Allen Baharaff

ALLEN BAHARAFF

Chief Executive Officer

Tel Aviv, Israel

May 7, 2014

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